





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29579

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wright Investors' Service Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 West Putnam Avenue, Greenwich, CT 06830

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ernest D. Kappotis 978-335-7015

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eisner Amper LLP

(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Ernest D. Kappotis, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wright Investors' Service Distributors, Inc., as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ernest D. Kappotis

Signature

FINOP

Title

Notary Public

THOMAS BOUDROW
Notary Public
Massachusetts
Commission Expires Jan 27, 2023

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

REPORT PURSUANT TO SEC RULE 17a-5(d)

DECEMBER 31, 2017
(with supplementary information)

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Contents

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wright Investors' Service Distributors, Inc. (the "Company") as of December 31, 2017, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The information contained in the Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1 (the"supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information contained in Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2013.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 27, 2018

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Financial Condition
December 31, 2017

ASSETS		
Cash	$	121,988
Accounts receivable		50,301
Prepaid expenses		17,418
Total assets	$	189,707
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Accounts payable	$	36,047
Shareholder's equity:		
Common stock, $1 par; authorized, issued and outstanding, 1,000 shares		1,000
Capital in excess of par		150,856
Retained earnings		824,020
Less: Due from Parent		(822,216)
Total shareholder's equity		153,660
Total liabilities and shareholder's equity	$	189,707

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Operations
Year Ended December 31, 2017

Revenue:		
Mutual fund distribution fees from affiliated funds	$	33,600
Mutual fund distribution fees from non-affiliated funds		414,976
Total revenue		448,576
Expenses:		
Third party administrator fees		117,518
Salaries		97,800
Fees to other brokers		93,129
Outside services		39,500
Dues and registrations		22,135
Professional fees		15,000
Wire services		11,827
Travel and entertainment		7,823
Occupancy		6,918
Other		8,817
Total expenses		420,467
Income before income taxes		28,109
Income tax expense		6,000
Net income	$	22,109

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Changes in Shareholder's Equity
Year Ended December 31, 2017

| | Common Stock | | Capital In | Retained | Due From | Total Shareholder's |
	Shares	Amount	Excess of Par	Earnings	Parent	Equity
Balance, January 1, 2017	1,000	$ 1,000	$ 150,856	$ 801,911	$ (842,698)	$ 111,069
Allocation of expenses from Parent	-	-	-	-	129,482	129,482
Income tax payable to Parent	-	-	-	-	6,000	6,000
Payments to Parent, net	-	-	-	-	(115,000)	(115,000)
Net income	-	-	-	22,109	-	22,109
Balance, December 31, 2017	1,000	$ 1,000	$ 150,856	$ 824,020	$ (822,216)	$ 153,660

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Statement of Cash Flows
Year Ended December 31, 2017

Cash flows from operating activities:		
Net income	$	22,109
Adjustments to reconcile net income to net cash provided by operating activities:		
Allocation of expenses from Parent		129,482
Income tax payable to Parent		6,000
Changes in operating assets and liabilities:		
Accounts receivable		(1,719)
Prepaid expenses		(21)
Accounts payable		(9,727)
Net cash provided by operating activities		146,124
Cash flows from financing activities:		
Payments to Parent		(145,701)
Payments from Parent		30,701
Net cash used in financing activities		(115,000)
Net increase in cash		31,124
Cash - beginning of year		90,864
Cash - end of year	$	121,988

See notes to financial statements.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2017

NOTE A – DESCRIPTION OF BUSINESS

Wright Investors' Service Distributors, Inc. (the "Company") is a wholly owned subsidiary of The Winthrop Corporation ("TWC", or the "Parent") which, in turn, is a wholly owned subsidiary of Wright Investors' Service Holdings, Inc., a publicly traded company. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is registered as a broker-dealer in Puerto Rico and every U.S. state except Alaska and Hawaii.

The Company acts solely as the principal underwriter and distributor for mutual funds sponsored by TWC and other companies. The Company does not maintain customer accounts and neither receives nor holds customer securities or funds.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1]   **Use of estimates:**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[2]   **Revenue recognition:**

The Company earns revenue by providing underwriting and distribution services to affiliated mutual funds known as 12b-1 fees. Mutual fund distribution fees are recorded monthly based on a percentage of fund assets. Expense limitation agreements are in effect with affiliated funds pursuant to which the Company has agreed to waive all or a portion of their fees and reimburse expenses to the extent that total annual operating expenses of the funds, as defined, exceed a percentage of their average daily net assets. Affiliated fund revenue is shown net of fund waivers.

12b-1 fee revenue is earned based on a percentage of the average daily market value of clients' investment holdings in non-affiliated funds. 12b-1 fee revenue is estimated and recorded on a monthly basis and adjusted to actual upon receipt of payment from non-affiliated funds.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Notes to Financial Statements
December 31, 2017

[2]   Revenue recognition (continued):

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), as subsequently amended that outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most recent current revenue recognition guidance, including industry-specific guidance. The core principle of the revenue model is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance also specifies the accounting for certain incremental costs of obtaining a contract, and costs to fulfill a contract with a customer. Entities have the option of applying either a full retrospective approach to all periods presented, or a modified approach that reflects differences prior to the date of adoption as an adjustment to equity. In April 2015, the FASB deferred the effective date of this guidance until January 1, 2018. The Company is not early adopting this standard.

The Company completed its implementation analysis, including identification of revenue streams and reviews of customer contracts under ASU 2014-09's framework. The analysis included reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements under this new standard. The Company has evaluated the new guidance and the adoption is not expected to have any impact on the Company's financial statements and no cumulative effect adjustment under the modified retrospective method of adoption will be necessary.

[3]   Fair Value Measurements:

The recorded amounts of the Company's cash, accounts receivable and accounts payable approximate their fair values principally because of the short-term nature of these items.

[4]   Cash:

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company does not believe it is exposed to any significant credit risk.

[5]   Accounts receivable:

The Company continuously monitors the creditworthiness of customers and establishes an allowance for uncollectible amounts based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues. As of December 31, 2017, no allowance was considered necessary.

NOTE C – RELATED PARTY TRANSACTIONS

An officer of the Company was also an officer of the affiliated mutual funds until December 19, 2017, on which such officer is no longer with the Company.

The Company advances funds on an as-needed basis to TWC. These advances are non-interest-bearing and are payable on demand. Such balance has been classified as a reduction of shareholder's equity in the accompanying statement of financial condition as the Company does not anticipate that the amount due from TWC will be repaid, and will ultimately be distributed as a dividend to TWC.

The Company has an expense-sharing agreement with TWC whereby indirect general and administrative expenses are allocated to the Company. During the year ended December 31, 2017, TWC allocated approximately $130,000 of expenses to the Company, which was offset against the balance due from TWC. The expenses were comprised of approximately $98,000 of Salaries, $12,000 of Wire services, $7,000 of Occupancy costs, $5,000 of Travel & entertainment, and $8,000 of Other.

NOTE D – NET CAPITAL AND OTHER REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital requirement of the SEC under Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related aggregate indebtedness to net capital ratio may fluctuate on a daily basis. At December 31, 2017 the Company had net capital and a minimum net capital requirement of $85,941 and $5,000, respectively, and an aggregate indebtedness to net capital ratio of 0.42 to 1.

The Company claims exemption from the provisions of SEC's Rule 15c3-3 in that the Company's activities are limited to those set forth in the conditions for exemption described in paragraph (k)(1).

NOTE E – INCOME TAXES

The Company is included in the consolidated federal income tax return of Wright Investors' Service Holdings, Inc. and also is included in a combined Connecticut tax return with its parent TWC and other subsidiaries of TWC. However, for financial reporting purposes, the Company determines its federal and state income tax provisions on a separate company basis with any liability for taxes payable to TWC.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to carryforwards and to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year which those temporary differences are expected to be recovered or settled. A valuation allowance is provided for deferred tax assets if realization is not considered more likely than not.

At December 31, 2017, the Company had no deferred tax assets or liabilities.

NOTE E – INCOME TAXES (continued)

The Company's income tax expense for the year ended December 31, 2017 consisted of federal income taxes of $4,000 and state income taxes of $2,000. The Company's effective tax rate of approximately 22% differed from the statutory federal tax rate of 34% mainly because of state income taxes and lower graduated corporate rates.

The Company applied the "more-likely-than-not" recognition threshold to all tax positions taken or expected to be taken, which resulted in no unrecognized tax benefits as of December 31, 2017. Interest and penalties that would accrue according to relevant tax law would be classified as interest and other expense, respectively, on the statement of operations.

WRIGHT INVESTORS' SERVICE DISTRIBUTORS, INC.

Schedule of Computation of Net Capital Pursuant to the SEC Uniform Net Capital Rule 15c3-1
December 31, 2017

Total Shareholder's Equity	$	153,660
Deductions and/or charges:		
Non-allowable assets:		
Accounts receivable		50,301
Prepaid expenses		17,418
Total deductions and/or charges		67,719
Net capital		85,941
Minimum net capital required pursuant to Uniform		
Net Capital Rule 15c3-1		5,000
Excess of net capital over minimum requirements	$	80,941
Total aggregate indebtedness	$	36,047
Required minimum net capital (greater of 6.67% of total aggregate		
indebtedness ($2,403) or $5,000)	$	5,000
Ratio of total aggregate indebtedness to net capital		0.42 to 1

There is no material difference between the computation of net capital pursuant to Rule 15c3-1 included in this report and the computation included with the Company's corresponding December 31, 2017 computation of net capital reported to FINRA.

EisnerAmper LLP
750 Third Avenue
New York, NY 10017-2703
T 212.949.8700
F 212.891.4100

www.eisneramper.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholder of
Wright Investors' Service Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) Wright Investors' Service Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

EisnerAmper LLP

EISNERAMPER LLP
New York, New York
February 27, 2018

Wright Investors' Service Distributors, Inc. Exemption Report

Wright Investors' Service Distributors, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(1).

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the year ended December 31, 2017 without exception.

Wright Investors' Service Distributors, Inc.

I, Ernest D. Kappotis, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _Ernest D. Kappotis_

Title: Financial and Operations Principal (FINOP)

February 7, 2018

See notes to financial statements.